Dreyfus Premier International Opportunities Fund
Statement of Investments
July 31, 2004 (Unaudited)

Common Stocks--95.8%	Shares	Value ($)
Australia--1.3%		
Amcor	10,300	49,545
John Fairfax Holdings	4,700	12,425
National Australia Bank	5,759	107,699
Santos	8,000	40,670
		210,339
Belgium--1.6%		
Dexia	4,270	71,246
Dexia (Strips)	4,730	57
Fortis	8,650	188,311
		259,614
Brazil--1.6%		
Banco Itau, ADR	1,780	82,307
Petroleo Brasileiro, ADR	3,100	87,668
Telecomunicacoes Brasileiras, ADR	3,324	95,931
		265,906
Canada--3.0%		
CP Railway	6,700	169,639
Quebecor World	7,150	157,612
Sobeys	8,000	175,928
		503,179
China--.6%		
China Telecom, Cl. H	53,500	17,662
Huadian Power International, Cl. H	255,400	77,767
		95,429
Croatia--.2%		
Pliva, GDR	2,200	**31,152**
Denmark--.6%		
Danske Bank	4,450	**102,341**
Finland--1.7%		
Nokia	1,900	21,766
Nokia, ADR	4,959	57,624
Sampo, Cl. A	10,250	96,478
UPM-Kymmene	5,500	106,710
		282,578
France--6.8%		
Assurances Generales de France	170	10,013
BNP Paribas	2,030	118,060
Carrefour	3,030	144,347
France Telecom	6,250	154,620
Sanofi-Synthelabo	1,830	121,211
Schneider Electric	1,370	87,037
Societe Nationale d'Etude et de Constructio de Moteurs d'Avion	4,100	81,766
Thomson	9,400	174,920
Total	1,085	210,380
Valeo	500	20,279
		1,122,633

	Shares	Value ($)
Germany--5.7%		
Deutsche Bank	1,560	108,297
Deutsche Lufthansa	8,308	98,073
Deutsche Post	6,670	133,740
Deutsche Postbank	1,900	65,528
E.ON	1,814	128,656
Heidelberger Druckmaschinen	1,500	46,485
KarstadtQuelle	5,650	115,530
Medion	1,860	40,135
Schering	890	49,931
Volkswagen	3,790	153,536
		939,911
Greece--.6%		
Hellenic Telecommunications Organization	7,640	**92,759**
Hong Kong--1.3%		
Bank of East Asia	11,962	33,969
China Mobile (Hong Kong)	34,500	100,184
Dah Sing Banking Group	1,120	2,025
Dah Sing Financial	2,800	17,231
MTR	24,751	37,127
Swire Pacific, Cl. A	4,900	32,667
		223,203
Hungary--.4%		
Magyar Tavkozlesi	16,500	**66,240**
India--1.6%		
Hindalco Industries, GDR	4,000	95,080
Mahanagar Telephone Nigam, ADR	9,600	65,568
Reliance Industries, GDR	4,900	106,330
		266,978
Indonesia--.3%		
PT Gudang Garam	37,800	**58,901**
Ireland--1.4%		
Bank of Ireland	17,970	**235,027**
Italy--3.6%		
Banche Popolari Unite Scrl	2,335	38,062
Benetton Group	5,200	56,008
Eni	7,505	154,272
Finmeccanica	179,060	125,920
San Paolo-IMI	4,070	46,479
UniCredito Italiano	37,200	177,978
		598,719

	Shares	Value ($)
Japan--22.3%		
AIFUL	1,100	103,562
ALPS ELECTRIC	7,200	96,957
CANON	3,000	146,611
Credit Saison	5,800	175,592
DENTSU	21	53,578
Eisai	1,400	41,126
FUNAI ELECTRIC	500	70,071
Fuji Heavy Industries	16,600	90,967
Fuji Photo Film	5,000	150,025
HONDA MOTOR	4,600	223,977
Kao	5,300	131,411
Kuraray	8,100	61,342
LAWSON	2,700	104,784
MABUCHI MOTOR	1,700	120,190
MINEBEA	26,500	113,318
MURATA MANUFACTURING	1,900	94,390
Matsumotokiyoshi	3,500	89,768
NIPPON TELEGRAPH AND TELEPHONE	16	79,774
Nippon Express	30,000	158,739
OLYMPUS	900	17,424
RINNAI	4,100	121,179
ROHM	1,200	128,500
SFCG	500	101,648
SKYLARK	5,300	98,558
SOHGO SECURITY SERVICES	5,300	63,182
SUMITOMO CHEMICAL	25,600	105,330
Sekisui House	10,000	100,705
77 Bank	18,000	113,516
Shin-Etsu Chemical	4,400	149,414
Shisheido	7,000	87,095
Sumitomo Bakelite	12,700	76,555
TDK	600	41,504
Takeda Chemical Industries	3,850	180,196
Toyota Motor	2,200	88,542
Yamaha Motor	8,000	122,535
		3,702,065
Luxembourg--.4%		
Arcelor	3,720	**61,666**
Malaysia--.5%		
Sime Darby	58,300	**85,916**
Mexico--1.9%		
Cemex, ADR	2,715	76,509
Coca-Cola Femsa, ADR	5,100	104,550
Kimberly-Clark de Mexico, Cl. A	23,200	62,384
Telefonos de Mexico, ADR	2,560	79,053
		322,496
Netherlands--4.6%		
ABN AMRO	4,059	84,900
Aegon	8,300	94,287
Akzo Nobel	3,230	106,466
DSM	1,100	55,140
Heineken	2,087	65,304
Koninklijke (Royal) Philips Electronics	2,700	65,368
Koninklijke (Royal) Philips Electronics, ADR	1,670	40,464
Royal Dutch Petroleum	2,700	135,247
Wolters Kluwer	6,518	109,537
		756,713
New Zealand--.2%		
Carter Holt Harvey	19,000	**26,647**
Norway--.4%		
Norsk Hydro	1,150	**72,596**

	Shares	Value ($)
Singapore--1.4%		
DBS Group Holdings	17,300	155,947
MobileOne	31,800	28,665
Singapore Technologies Engineering	40,500	49,698
		234,310
South Africa--1.8%		
Nampak	40,400	89,776
Nedcor	11,679	111,560
Sasol	6,100	101,177
		302,513
South Korea--2.9%		
Hyundai Motor, GDR	4,200	82,530
KT, ADR	6,100	108,519
Kookmin Bank, ADR	2,350	64,813
Korea Electric Power, ADR	10,160	94,183
POSCO, ADR	1,900	68,932
Samsung Electronics, GDR	390	69,810
		488,787
Spain--2.1%		
Banco de Sabadell	2,050	39,577
Endesa	8,740	158,856
Repsol YPF	800	16,964
Repsol YPF, ADR	6,120	130,356
		345,753
Sweden--.9%		
Electrolux, Cl. B	6,400	111,693
Investor, Cl. B	4,260	42,027
		153,720
Switzerland--5.7%		
Clariant	6,485	87,280
Julius Baer, Cl. B	215	57,788
Lonza	2,500	110,303
Nestle	540	137,770
Novartis	5,360	237,953
Swiss Re	1,970	114,862
UBS	1,760	117,503
Zurich Financial Services	540	76,258
		939,717

	Shares	Value ($)
Taiwan--1.2%		
Compal Electronics, GDR	19,800	88,506
United Microelectronics, ADR	29,886	110,577
		199,083
United Kingdom--17.2%		
Allied Domecq	5,920	47,959
Anglo American	4,533	96,387
BAA	9,300	94,727
BAE Systems	29,345	114,191
BOC Group	5,254	90,197
BT Group	37,300	128,170
Barclays	17,089	143,108
Bunzl	14,753	118,174
Cadbury Schweppes	16,348	134,000
Centrica	23,300	100,318
Diageo	13,033	161,697
easyJet	7,000	18,860
GKN	41,950	175,651
GlaxoSmithKline	12,600	256,221
Lloyds TSB	11,400	85,557
Marks & Spencer	7,600	48,010
Old Mutual	43,000	81,804
RMC Group	1,200	13,075
Rexam	8,400	65,221
Rio Tinto	8,753	228,346
Royal Bank of Scotland	5,395	151,842
Sainsbury (J)	25,059	123,061
Scottish & Southern Energy	8,810	115,237
Shell Transport & Trading	30,776	223,270
Unilever	5,000	44,200
Vodafone Group	3,000	6,554
		2,865,837
Total Common Stocks		
(cost $13,753,437)		**15,912,728**

	Principal Amount ($)	Value ($)
Short-Term Investments--3.9%		
U.S. Treasury Bills;		
1.09%, 8/5/2004		
(cost $649,921)	650,000	**649,935**
Total Investments (cost $14,403,358)	**99.7%**	**16,562,663**
Cash and Receivables (Net)	**0.3%**	**46,162**
Net Assets	**100.0%**	**16,608,825**

a Non-income producing.
b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These
   securities may be resold in transactions exempt from registration, normally to qualified institutional
   buyers. At July 31, 2004, these securities amounted to $315,092 or approximately 1.9% of
   net assets.

See notes to financial statements

DREYFUS PREMIER VALUE FUND
Statement of Investments
July 31,2004 (Unaudited)

Common Stocks-90.9%	Shares	Value($)
Banking-11.6%		
Bank of America	53,904	4,582,379
Bank of New York	20,600	591,838
J.P. Morgan Chase & Co.	51,572	1,925,183
New York Community Bancorp	68,000[a]	1,308,320
U.S. Bancorp	48,000	1,358,400
Wachovia	32,000	1,417,920
Washington Mutual	17,000	659,600
Wells Fargo	46,800	2,686,788
		14,530,428
Consumer Discretionary-10.5%		
Advance Auto Parts	17,000	631,040
Clear Channel Communications	9,300	332,010
Comcast, Cl. A	27,691[b]	758,733
Corinthian Colleges	16,000[b]	299,520
Disney (Walt)	40,100	925,909
Eastman Kodak	15,000	397,350
Federated Department Stores	18,000	862,560
Hilton Hotels	36,000	641,880
Home Depot	19,000	640,680
J. C. Penney	12,000	480,000
Lamar Advertising	17,000[a b]	683,570
Liberty Media	62,400[b]	529,152
Michaels Stores	18,000	972,540
Royal Caribbean Cruises	16,000[a]	684,000
TJX Cos.	28,000	657,160
Time Warner	108,000[b]	1,798,200
Tupperware	35,000	600,950
Viacom, Cl. B	31,800	1,068,162
Wendy's International	7,000	250,390
		13,213,806

	Shares	Value ($)
Consumer Staples-5.4%		
Altria Group	45,800	2,180,080
Dean Foods	19,000[b]	702,620
General Mills	9,000	404,100
Kellogg	15,000	624,900
Kimberly-Clark	8,000	512,560
PepsiCo	17,700	885,000
Sara Lee	27,000	592,920
Smithfield Foods	30,000[b]	850,200
		6,752,380
Energy-10.7%		
Anadarko Petroleum	14,000	837,060
BJ Services	18,000	893,880
ChevronTexaco	24,000	2,295,600
ConocoPhillips	16,000	1,260,320
Exxon Mobil	159,260	7,373,738
Schlumberger	12,000	771,840
		13,432,438
Financials-19.5%		
American Express	13,500	678,375
American International Group	22,927	1,619,792
Axis Capital Holdings	25,400	652,780
Capital One Financial	10,000	693,200
CIT Group	19,000	660,440
Citigroup	128,301	5,656,791
Countrywide Financial	12,399	893,968
Developers Diversified Realty	13,000	466,440
Doral Financial	12,000	471,000
Federal Home Loan Mortgage	12,100	778,151
Fidelity National Financial	28,600	1,036,750
Fifth Third Bancorp	12,000	592,320
Federal National Mortgage Association	21,300	1,511,448
Goldman Sachs Group	10,000	881,900
GreenPoint Financial	30,000	1,218,900
Knight Trading Group	31500[b]	268,065
MBNA	26,500	654,285
Merrill Lynch	34,000	1,690,480
Morgan Stanley	31,600	1,558,828
Reinsurance Group of America	17,000	677,450
St. Paul Travelers Co.	16,987	629,708
Willis Group Holdings	32,400	1,127,520
		24,418,591

	Shares	Value ($)
Health Care-5.9%		
Becton, Dickinson & Co.	13,000	613,990
Boston Scientific	7,000[b]	267,820
DaVita	25,500[b]	774,435
Fisher Scientific International	15,000[b]	873,000
Hospira	24,000[b]	621,840
IVAX	41,000[b]	977,850
Merck & Co.	27,200	1,233,520
Novartis, ADR	16,000	714,560
Pfizer	19,000	607,240
Schering-Plough	36,000	700,560
		7,384,815
Industrials-6.9%		
Caterpillar	9,000	661,410
Cooper Industries, Cl. A	12,000	682,440
Deere & Co.	13,000	816,530
Grainger (W.W.)	13,000	688,350
Illinois Tool Works	9,000	814,680
Manpower	14,000	609,700
Norfolk Southern	30,000	800,700
Republic Services	27,000	772,200
Rockwell Collins	14,000	479,080
Tyco International	25,000	775,000
United Technologies	9,000	841,500
Waste Management	25,000	703,500
		8,645,090
Information Technology-5.4%		
Agilent Technologies	13,000[b]	309,530
Computer Sciences	15,000[b]	708,750
Hewlett-Packard	82,280	1,657,942
International Business Machines	21,800	1,898,126
Lucent Technologies	102,000[a b]	311,100
Motorola	22,900	364,797
Microsoft	54,000	1,536,840
		6,787,085
Materials-6.1%		
Air Products & Chemicals	14,000	724,500
Alcoa	18,300	586,149
Dow Chemical	16,750	668,158
E. I. du Pont de Nemours	23,100	990,297
International Paper	15,100	652,773
Olin	23,000	397,440
Placer Dome	37,000	592,740
PPG Industries	10,000	589,500
Praxair	26,000	1,025,700
Sonoco Products	31,000	803,210
Weyerhaeuser	10,800	669,600
		7,700,067

	Shares	Value ($)
Telecommunication Services-4.1%		
BellSouth	23,800	644,742
SBC Communications	54,996	1,393,599
Sprint (FON Group)	29,500	551,060
Verizon Communications	65,000	2,505,100
		5,094,501
Utilities-4.8%		
Ameren	15,000	670,350
Dominion Resources	10,000	634,600
Exelon	44,200	1,542,580
FPL Group	10,000	673,300
NiSource	31,000	641,700
PG&E	29,000[b]	827,660
Southern	22,000	644,160
KeySpan	11,000	395,890
		6,030,240
Total Common Stocks		
(Cost $93,115,807)		**113,989,441**

	Principal Amount($)	Value($)
Short-Term Investments-9.1%		
U.S. Treasury Bills:		
1.08%, 8/5/2004	6,622,000	6,621,338
1.11%, 8/12/2004	1,700,000	1,699,439
1.14%, 8/19/2004	1,840,000	1,838,914
1.23%, 8/26/2004	1,250,000	1,248,963
Total Short-Term Investments		**11,408,654**
(Cost $11,408,513)		

Investment of Cash Collateral for Securities loaned-1.7%	Shares	Value($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (Cost $2,246,624)	2,246,624	**2,246,624**
Total Investments (Cost $106,770,944)	**101.7%**	**127,644,719**
Liabilities, Less Cash and Receivables	**(1.7)%**	**(2,225,070)**
Net Assets	**100.0%**	**125,419,649**

[a] *All or a portion of these securities are on loan. At July 31, 2004, the total market value of the securities on loan is $2,082,848 and the total market value of the collateral held by the fund is $2,246,624.*

[b] *Non-Income producing.*

Dreyfus Premier Value Fund, Inc.
Statement of Financial Futures
7/31/2004 (Unaudited)

	Market Value Covered By Contracts($)	Expiration	Unrealized Appreciation at 7/31/2004 ($)
Financial Future Long			
Standard & Poor's 500	6,056,050	September-04	180,125